                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K



     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                 For the fiscal year ended:  December 31, 1995


                                       OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from _______ to _______



Commission File Number:  1-5407


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     WHITTAKER CORPORATION PARTNERSHIP PLAN


     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                             WHITTAKER CORPORATION
                            1955 N. SURVEYOR AVENUE
                      SIMI VALLEY, CALIFORNIA 93063-3386

                                                    AUDITED FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES

                                          WHITTAKER CORPORATION PARTNERSHIP PLAN

                                          YEARS ENDED DECEMBER 31, 1995 AND 1994
                                             WITH REPORT OF INDEPENDENT AUDITORS

                     Whittaker Corporation Partnership Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1995 and 1994



                                    CONTENTS

    Report of Independent Auditors........................................ 1

    Audited Financial Statements

    Statements of Net Assets Available for Benefits....................... 2
    Statements of Changes in Net Assets Available for Benefits............ 3
    Notes to Financial Statements......................................... 4


    Supplemental Schedules

    Assets Held for Investment Purposes...................................18
    Transactions or Series of Transactions in Excess of 5% of the
      Current Value of Plan Assets........................................20


[LETTERHEAD OF ERNST & YOUNG LLP]





                         Report of Independent Auditors


     To the Administrative Committee
     Whittaker Corporation Partnership Plan

     We have audited the accompanying statements of net assets available for benefits of the Whittaker Corporation Partnership Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.



                                                  /s/ Ernst & Young LLP



June 27, 1996

                     Whittaker Corporation Partnership Plan

                Statements of Net Assets Available for Benefits

                                                       DECEMBER 31
                                                   1995           1994
                                               --------------------------
ASSETS
Cash                                           $   354,871    $   732,046
Investments, at fair value (Note 3)             33,624,291     32,485,991
Receivables:
Contributions                                    2,044,691        483,857
Accrued interest and dividends                     110,896         82,517
Other                                                   --        164,825
                                               --------------------------
Total assets                                    36,134,749     33,949,236
                                               --------------------------


LIABILITIES
Accrued expenses                                    40,320         96,074
Other                                               23,576        147,133
                                               --------------------------
Total liabilities                                   63,896        243,207
                                               --------------------------
Net assets available for benefits              $36,070,853    $33,706,029
                                               ==========================


See accompanying notes.

                     Whittaker Corporation Partnership Plan

           Statements of Changes in Net Assets Available for Benefits


                                                        YEAR ENDED DECEMBER 31
                                                          1995           1994
                                                      --------------------------
ADDITIONS
Contributions from participants                       $ 2,508,283    $ 1,830,679
Contributions from employer                             2,813,406        784,292
Interest and dividend income                            2,011,308      1,315,010
Plan merger (Note 6)                                           --      8,821,466
                                                      --------------------------
                                                        7,332,997     12,751,447

DEDUCTIONS
Distributions to participants (Note 2)                  6,278,344      4,638,110
Administrative expenses                                   178,620        185,714
                                                      --------------------------
                                                        6,456,964      4,823,824
                                                      --------------------------
                                                          876,033      7,927,623

Net realized and unrealized
 appreciation in fair value of
 investments (Note 3)                                   1,488,791        668,558
                                                      --------------------------
Net increase                                            2,364,824      8,596,181

Net assets available for benefits at
 beginning of year                                     33,706,029     25,109,848
                                                      --------------------------
Net assets available for benefits at
 end of year                                          $36,070,853    $33,706,029
                                                      ==========================

See accompanying notes.

                    Whittaker Corporation Partnership Plan

                         Notes to Financial Statements

                               December 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Whittaker Corporation Partnership Plan (the Plan) are prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Investments in mutual funds are based upon redemption value on the last business day of the year as determined by the investment manager. The mutual fund investment portfolios may include transactions with off-balance sheet risks. However, the Plan's exposure to risk is limited to the amount of its investment in the mutual fund. The investment in the Bankers Trust Company BT Pyramid Equity Index Fund is stated at the market value of the fund portfolio as computed by Bankers Trust Company.

Deposits with insurance companies are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions.

Investments in the Schwab Retirement Money Fund, Bankers Trust Company BT Pyramid Discretionary Account Cash Fund, and Bankers Trust Company BT Pyramid Directed Account Cash Fund, all of which are short-term investment funds, are carried at cost which approximates fair value.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan to which eligible employees may voluntarily elect to contribute stated percentages of their compensation (as defined). Generally, an employee of Whittaker Corporation (the Company) is eligible to become a participant after completion of 90 days of eligibility service. Participants should refer to the Summary Plan Description and Plan document for more complete information.

                    Whittaker corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. Effective January 1, 1995, salary deferral contributions were limited to $9,240 per calendar year, subject to upward adjustment pursuant to the Internal Revenue Code.

The Company contributes on behalf of the participant an amount which is based on the participant's contributions. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

In addition to matching contributions, starting with the 1995 fiscal year, the Company, at the discretion of the Board of Directors, may contribute on behalf of the participant amounts based on the attainment of certain pre-established goals for the Company, subject to certain limitations. At December 31, 1995, contributions receivable included the Company's 1995 profit sharing contributions of $1,891,468.

INVESTMENT OPTIONS

The individual accounts of each participant are held and invested by the Charles Schwab Trust Company (the Trustee) in one or more of the following funds, in accordance with the available investment options selected by the participant:

     Whittaker Common Stock Fund - An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock.

     Stable Value Asset Fund - An unsegregated fund invested in guaranteed-income contracts issued by various insurance companies, Franklin Stable Value Fund, and high quality money market instruments. The fund may also invest in U.S. government and U.S. government agency securities. Prior to November 1, 1994, this fund was known as the Fixed Income Fund.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)


     High Quality Intermediate Corporate Bond Fund - Invested in Fidelity Advisor Intermediate Bond Fund, a mutual fund which invests in high-quality corporate obligations, U.S. government securities, obligations of major U.S. banks, prime commercial paper, and other similar instruments.

     Balanced Fund - Invested in T. Rowe Price Balanced Fund, Inc., a mutual fund which invests approximately 60% of its assets in common stocks and at least 25% of its assets in senior fixed income securities. The fund may invest up to 15% of its assets in foreign securities, and up to 20% of its assets in mortgage-backed securities. The fund may also invest up to 10% of its assets in debt securities rated below investment grade.

     Growth Fund - Invested in Twentieth Century Investors, Inc., Growth Investors, a mutual fund which invests in equity securities of large, established companies having positive trends in both earnings and revenues, and a high degree of liquidity. Up to 10% of fund assets may be held in cash.

     International Equity Fund - Invested in Templeton Foreign Fund, a mutual fund which invests primarily in stocks and debt securities of companies outside of the U.S. It maintains a flexible investment policy and can invest in a broad variety of different types of securities and in any foreign country, developed or undeveloped. The fund may invest up to 5% of its assets in medium-quality or high-risk lower-quality debt securities.

     BioWhittaker, Inc. Common Stock Fund - An unsegregated fund invested in BioWhittaker, Inc. common stock. This fund was established in December 1991 as a result of Whittaker Corporation's spin off of BioWhittaker, Inc. and a resulting distribution of BioWhittaker, Inc. common stock to the Plan. No future contributions or transfers can be directed to this fund.

     Participant Loan Fund - Plan participants may borrow the lesser of $50,000 or one half of the participants' vested value in certain accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

                    WHITTAKER CORPORATION PARTNERSHIP PLAN

2. DESCRIPTION OF THE PLAN (CONTINUED)

Effective November 1, 1994, the following fund was discontinued as an investment alternative under the Plan. Amounts held in this fund were transferred to one or more of the other investment funds based on the direction of each participant.

     Diversified Portfolio Fund - An unsegregated fund which may only invest in equity or other securities including, but not limited to, common stock, preferred stock, securities convertible into stock, interest-bearing securities, cash and cash equivalents, options, puts, calls or similar arrangements, and pooled funds maintained by the Trustee and invested in any of the foregoing securities, provided that no such investment may be made in securities issued by the Company. Since September 1, 1988, this Fund had been invested in the Bankers Trust Company BT Pyramid Equity Index Fund, which is principally a portfolio of common stocks included in the Standard and Poor's Composite Index of 500 stocks.

VESTING

Amounts (other than profit sharing contributions) allocated to a participant's account are fully vested. Amounts allocated to a participant's profit sharing account become vested at 20% per year of eligibility service, beginning with the third year of service, and are fully vested with seven or more years of service. Participants who terminate employment with the Company forfeit their unvested account balance. All amounts forfeited are used to reduce the Company's discretionary and matching contributions to be made in the Plan year that amounts are forfeited.

UNALLOCATED PLAN ASSETS

During 1992, the Whittaker Common Stock Fund received certain amounts representing its share of the proceeds from a class action legal settlement. It has not yet been determined how these unallocated Plan assets will be allocated among current and former participants.

DISTRIBUTIONS

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their account balances upon retirement, disability, death or termination of employment. At December 31, 1995 and 1994, there were $390 and $67,823, respectively, of distributions payable to terminated, retired, or withdrawing employees.

                    WHITTAKER CORPORATION PARTNERSHIP PLAN

2. DESCRIPTION OF THE PLAN (CONTINUED)

TERMINATION PROVISIONS

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.

3. INVESTMENTS

The Plan's investments are held by Charles Schwab Trust Company. During 1995 and 1994, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                  NET
                                              APPRECIATION
                                             (DEPRECIATION)          FAIR VALUE
                                              IN FAIR VALUE            AT END
                                               DURING YEAR            OF YEAR
                                             -----------------------------------
Year ended December 31, 1995:
 Schwab Retirement Money Fund                 $       --             $ 1,557,990
 Whittaker Corporation Common Stock              394,189               6,932,573
 Fidelity Advisor Intermediate Bond Fund          82,380               1,577,605
 T. Rowe Price Balanced Fund, Inc.               727,569               4,818,228
 Twentieth Century Investors Inc., Growth
  Investors                                       90,131               5,159,704
 Templeton Foreign Fund                          132,827               3,473,205
 BioWhittaker, Inc. Common Stock                  61,695                 678,068
 Participant loans                                    --               1,680,351
 Franklin Stable Value Fund                           --               2,484,868
 Amounts held by insurance companies in
  group annuity contracts                             --               5,261,699
                                              ----------------------------------
                                              $1,488,791             $33,624,291
                                              ==================================

                    Whittaker Corporation Partnership Plan

3. INVESTMENTS (CONTINUED)


                                            NET
                                        APPRECIATION
                                       (DEPRECIATION)               FAIR VALUE
                                        IN FAIR VALUE                 AT END
                                         DURING YEAR                  OF YEAR
                                        ------------------------------------------

Year ended December 31, 1994:
 Schwab Retirement Money Fund             $        -                   $ 2,874,697
 Commercial paper                                  -                     2,985,669
 Bankers Trust Company BT Pyramid Equity
  Index Fund                                  251,594                            -

 Whittaker Corporation Common Stock         1,015,473                    5,387,391
 Fidelity Advisor Intermediate Bond Fund       (2,032)                   1,246,242
 T. Rowe Price Balanced Fund                  (77,970)                   3,608,107
 Twentieth Century Investors Inc.,
  Growth Investors                           (482,638)                   3,702,930
 Templeton Foreign Fund                       (85,744)                   2,993,060
 BioWhittaker, Inc. Common Stock               49,875                      733,226
 Participant loans                                 -                     1,605,946
 Amounts held by insurance companies in
  group annuity contracts                          -                     7,348,723
                                          ----------------------------------------
                                          $   668,558                  $32,485,991
                                          ========================================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           DECEMBER 31
                                                 1995                     1994
                                           ---------------------------------------
Schwab Retirement Money Fund               $1,557,990                  $ 2,874,697
Whittaker Corporation Common Stock          6,932,573                    5,387,391
T. Rowe Price Balanced Fund, Inc.           4,818,228                    3,608,107
Twentieth Century Investors Inc.,
Growth Investors                            5,159,704                    3,702,930
Templeton Foreign Fund                      3,473,205                    2,993,060
Franklin Stable Value Fund                  2,484,868                            -

                    Whittaker Corporation Partnership Plan

3. INVESTMENTS (CONTINUED)

At December 31, 1995, the Stable Value Asset Fund held $5,261,699 of group annuity contracts with five separate insurance companies. Total annual principal installments to be received under these contracts, based on contract terms, are as follows:

         Years ending December 31,
         -------------------------

                  1996                            $2,039,872
                  1997                             1,693,091
                  1998                             1,528,736
                                                  ----------
                                                  $5,261,699
                                                  ==========

Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment.

At December 31, 1995, the Stable Value Asset Fund held an investment of $488,896 in a group annuity contract with Aurora National Life Assurance Company (ANLAC). In April 1991, Executive Life Insurance Company (ELIC), which was the original issuer of the contract, was placed in a court-supervised conservatorship by the California State Insurance Commissioner. The ELIC contract, which was scheduled to mature January 9, 1993, went into default on that date. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured contract value of $488,896. During 1993, the contract was transferred to ANLAC by reinsurance and assumption after being restructured, pursuant to the order of the California Superior Court.

Each participant's share in the Executive Life group annuity contract as of June 30, 1991, has been segregated within the Stable Value Asset Fund, and a detailed record of such is being maintained by the Trustee until the scheduled maturity of the contract in 1998. Accordingly, Stable Value Asset Fund distributions, transfers, and withdrawals after June 1991 do not include the segregated asset and new contributions have not been affected.

                    Whittaker Corporation Partnership Plan

4. INVESTMENT FUNDS

The net assets available for benefits as of December 31, 1995 and 1994, for each investment fund are as follows:


                                                   WHITTAKER         STABLE        CORPORATE
                                                    COMMON         VALUE ASSET       BOND        BALANCED        GROWTH
              1995                                 STOCK FUND         FUND           FUND          FUND           FUND
- -------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                 $   11,405     $  147,279    $   30,397     $   28,239    $  122,960
Investments                                           7,484,311      8,743,868     1,578,445      4,820,795     5,162,454
Contributions receivable                                215,312        746,839       116,378        310,557       374,821
Accrued interest and dividends                               --         37,721         8,743             --            --
                                                     --------------------------------------------------------------------
Total assets                                          7,711,028      9,675,707     1,733,963      5,159,591     5,660,235
                                                     --------------------------------------------------------------------
LIABILITIES
Accrued expenses                                          6,159         21,432         1,252          3,834         4,311
Interfund payable (receivable)                          (37,804)        21,376       (35,412)        29,253      (167,163)
Other                                                    23,576             --            --             --            --
                                                     --------------------------------------------------------------------
Total liabilities                                        (8,069)        42,808       (34,160)        33,087      (162,852)
                                                     --------------------------------------------------------------------
Net assets available for benefits                    $7,719,097     $9,632,899    $1,768,123     $5,126,504    $5,823,087
                                                     ====================================================================
                                                       WHITTAKER        STABLE       CORPORATE
                                                         COMMON      VALUE ASSET       BOND         BALANCED       GROWTH
                      1994                             STOCK FUND        FUND          FUND           FUND          FUND
- -------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                 $  721,657    $       462   $        --     $    1,481    $    1,530
Investments                                           5,977,085     12,614,318     1,246,242      3,608,107     3,702,930
Contributions receivable                                140,186        122,832        21,945         57,865        67,453
Accrued interest and dividends                               --         53,224            --             --            --
Other                                                     8,070         20,936         6,927         23,621        29,352
                                                     --------------------------------------------------------------------
Total assets                                          6,846,998     12,811,772     1,275,114      3,691,074     3,801,265
                                                     --------------------------------------------------------------------

LIABILITIES
Accrued expenses                                         18,601         42,930         3,543          9,743        10,629
Interfund payable (receivable)                          137,047         24,094        18,971          4,217      (123,514)
Other                                                    22,252             --            --             --            --
                                                     --------------------------------------------------------------------
Total liabilities                                       177,900         67,024        22,514         13,960      (112,885)
                                                     --------------------------------------------------------------------
Net assets available for benefits                    $6,669,098    $12,744,748    $1,252,600     $3,677,114    $3,914,150
                                                     ====================================================================

                                                   INTERNATIONAL       BIOWHITTAKER   PARTICIPANT
                                                      EQUITY              COMMON           LOAN
              1995                                     FUND             STOCK FUND         FUND             TOTAL
- -------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                               $   14,511            $       80   $       --        $   354,871
Investments                                         3,475,056               678,995     1,680,367        33,624,291
Contributions receivable                              280,784                   --            --          2,044,691
Accrued interest and dividends                         64,432                   --            --            110,896
                                                -------------------------------------------------------------------
Total assets                                        3,834,783               679,075     1,680,367        36,134,749
                                                -------------------------------------------------------------------
LIABILITIES
Accrued expenses                                        2,806                   526            --            40,320
Interfund payable (receivable)                        187,233                 2,517            --               --
Other                                                      --                  --              --            23,576
                                               --------------------------------------------------------------------
Total liabilities                                     190,039                 3,043            --            63,896
                                               --------------------------------------------------------------------
Net assets available for benefits                  $3,644,744            $  676,032     $1,680,367      $36,070,853
                                               ====================================================================




                                                     INTERNATIONAL          BIOWHITTAKER   PARTICIPANT
                                                        EQUITY                 COMMON         LOAN
                      1994                               FUND                STOCK FUND       FUND           TOTAL
- ---------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                 $    1,466             $      928    $    4,522      $   732,046
Investments                                           2,993,060                733,226     1,611,023       32,485,991
Contributions receivable                                 73,576                     --            --          483,857
Accrued interest and dividends                           29,293                     --            --           82,517
Other                                                    15,713                     --        60,206          164,825
                                                  -------------------------------------------------------------------
Total assets                                          3,113,108                734,154     1,675,751       33,949,236
                                                  -------------------------------------------------------------------

LIABILITIES
Accrued expenses                                          8,857                  1,771            --           96,074
Interfund payable (receivable)                           (6,136)                 7,865       (62,544)             --
Other                                                       --                      --       124,881          147,133
                                                 --------------------------------------------------------------------
Total liabilities                                         2,721                  9,636        62,337          243,207
                                                 --------------------------------------------------------------------
Net assets available for benefits                    $3,110,387               $724,518    $1,613,414      $33,706,029
                                                 ====================================================================

                    Whittaker Corporation Partnership Plan

4. INVESTMENT FUNDS (CONTINUED)

For the years ended December 31, 1995 and 1994, the changes in net assets available for benefits of each investment fund are as follows:

                                              WHITTAKER      STABLE        CORPORATE
                                               COMMON      VALUE ASSET       BOND         BALANCED
                  1995                       STOCK FUND       FUND           FUND           FUND
- ----------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from participants             $  242,419   $   724,976     $  178,163     $  435,200
Contributions from employer                    741,713        77,959         13,220         27,596
Company profit sharing contributions           172,903       708,526        110,322        290,887
Loan repayments                                 98,492       134,691         27,307         90,208
Interest and dividend income                    53,623       602,727        106,455        255,074
                                           ---------------------------------------------------------
Total additions                              1,309,150     2,248,879        435,467      1,098,965

DEDUCTIONS
Distributions                                  520,430     4,846,896         71,798        248,207
Administrative expenses                         30,293        71,895          7,452         22,591
Loans issued                                     9,041       231,940         43,755         96,184
Interfund transfers, net                        93,576       209,997       (120,681)        10,162
                                           ---------------------------------------------------------
Total deductions                               653,340     5,360,728          2,324        377,144
                                           ---------------------------------------------------------
                                               655,810    (3,111,849)       433,143        721,821
Net appreciation in fair value of
 investments                                   394,189            --         82,380        727,569
                                           ---------------------------------------------------------

Net increase (decrease)                      1,049,999    (3,111,849)       515,523      1,449,390

Net assets available for benefits at
 beginning of year                           6,669,098    12,744,748      1,252,600      3,677,114
                                           ---------------------------------------------------------
Net assets available for benefits at
 end of year                                $7,719,097   $ 9,632,899     $1,768,123     $5,126,504
                                           =========================================================


                                                               INTERNATIONAL    BIOWHITTAKER  PARTICIPANT
                                                 GROWTH           EQUITY           COMMON        LOAN
                  1995                            FUND             FUND          STOCK FUND      FUND          TOTAL
- ----------------------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from participants               $  479,831        $  447,694      $      --     $       --    $ 2,508,283
Contributions from employer                       29,107            32,343             --             --        921,938
Company profit sharing contributions             348,410           260,420             --             --      1,891,468
Loan repayments                                  103,093            73,636             --       (527,427)            --
Interest and dividend income                     743,455           249,629            217            128      2,011,308
                                            ---------------------------------------------------------------------------
Total additions                                1,703,896         1,063,722            217       (527,299)     7,332,997

DEDUCTIONS
Distributions                                    224,146           179,204         79,441        108,222      6,278,344
Administrative expenses                           24,373            16,330          5,686             --        178,620
Loans issued                                     193,808           127,746             --       (702,474)            --
Interfund transfers, net                        (557,237)          338,912         25,271             --             --
                                            ---------------------------------------------------------------------------
Total deductions                                (114,910)          662,192        110,398       (594,252)     6,456,964
                                            ---------------------------------------------------------------------------
                                               1,818,806           401,530       (110,181)        66,953        876,033
Net appreciation in fair value of
 investments                                      90,131           132,827         61,695             --      1,488,791
                                            ---------------------------------------------------------------------------
                                               1,908,937           534,357        (48,486)        66,953      2,364,824
Net increase (decrease)

Net assets available for benefits at
  beginning of year                            3,914,150         3,110,387        724,518      1,613,414     33,706,029
                                            ---------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                 $5,823,087        $3,644,744      $ 676,032     $1,680,367    $36,070,853
                                           ============================================================================

                    Whittaker Corporation Partnership Plan

4. INVESTMENT FUNDS (CONTINUED)




                                       WHITTAKER                DIVERSIFIED             STABLE          CORPORATE
                                        COMMON                   PORTFOLIO           VALUE ASSET          BOND          BALANCED
            1994                      STOCK FUND                   FUND                  FUND             FUND          FUND
- ---------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from
 participants                            $  222,366              $   549,993        $   724,762      $   34,265      $   84,050
Contributions from
 employer                                   687,154                   14,226             60,225           2,900           5,977
Loan repayments                             118,018                   88,785            191,854           4,528          16,540
Interest and dividend income                 21,070                   23,225            553,160             822          97,120
Plan merger                                 480,580                        -          1,616,579         481,536       2,030,106
                                     ------------------------------------------------------------------------------------------
Total additions                           1,529,188                  676,229          3,146,580         524,051       2,233,793

DEDUCTIONS
Distributions                               959,394                1,075,796          2,036,129               -               -
Administrative expenses                      31,719                   17,667             98,551           3,543           9,743
Loans issued                                135,145                   89,676            324,518          11,202          17,485
Interfund transfers, net                    846,535                6,580,218         (2,310,640)       (745,326)     (1,548,519)
                                     ------------------------------------------------------------------------------------------
Total deductions                          1,972,793                7,763,357            148,558        (730,581)     (1,521,291)
                                     ------------------------------------------------------------------------------------------
                                           (443,605)              (7,087,128)         2,998,022       1,254,632       3,755,084
Net appreciation
 (depreciation) in fair
 value of investments                     1,015,473                  251,594                  -          (2,032)        (77,970)
                                     ------------------------------------------------------------------------------------------
Net increase (decrease)                     571,868               (6,835,534)         2,998,022       1,252,600       3,677,114

Net assets available for
 benefits at beginning of
 year                                     6,097,230                6,835,534          9,746,726               -               -
                                     ------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year                 $6,669,098              $         -        $12,744,748      $1,252,600      $3,677,114
                                     ==========================================================================================

                                      INTERNATIONAL             BIOWHITTAKER           PARTICIPANT
                                         GROWTH                    EQUITY                 COMMON           LOAN
            1994                          FUND                      FUND               STOCK FUND          FUND           TOTAL
- ------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from  participants      $  103,097                $   112,146            $        -         $       -     $ 1,830,679
Contributions from employer                5,954                      7,856                     -                 -         784,292
Loan repayments                           19,030                     13,536                     -          (452,291)             -
Interest and dividend income             534,646                     29,293                   541            55,133       1,315,010
Plan merger                            2,271,714                  1,375,875                     -           565,076       8,821,466
                                    -----------------------------------------------------------------------------------------------
Total additions                        2,934,441                  1,538,706                   541           167,918      12,751,447

DEDUCTIONS
Distributions                                -                            -               226,939           339,852       4,638,110
Administrative expenses                   10,629                      8,857                 5,005                 -         185,714
Loans issued                              14,680                     18,428                21,588          (632,722)              -
Interfund transfers, net              (1,487,656)                (1,684,710)              350,098                 -               -
                                    -----------------------------------------------------------------------------------------------
                                      (1,462,347)                (1,657,425)              603,630          (292,870)      4,823,824
Total deductions                       4,396,788                  3,196,131              (603,089)          460,788       7,927,623
Net appreciation
 (depreciation) in fair
 value of investments                  (482,638)                   (85,744)                49,875                -          668,558
                                    -----------------------------------------------------------------------------------------------
Net increase (decrease)               3,914,150                  3,110,387               (553,214)         460,788        8,596,181
Net assets available for
 benefits at beginning of
 year                                        -                          -               1,277,732        1,152,626       25,109,848
                                    -----------------------------------------------------------------------------------------------
Net assets available for
 benefits at end of year            $3,914,150                 $3,110,387            $   724,518       $ 1,613,414      $33,706,029
                                    ===============================================================================================

                    Whittaker Corporation Partnership Plan

5. INCOME TAX STATUS

The Company has received a favorable determination letter from the Internal Revenue Service dated June 12, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and the underlying trust is, therefore, exempt from tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its tax qualification. The Administrative Committee has indicated that it is not aware of any events which would cause the Plan to become disqualified in operation.

6. PLAN MERGER

On March 27, 1994, the Company acquired the assets and business of Systron-Donner Safety Systems. The Company assumed the defined contribution plan sponsored by the previous owners of the business and renamed it the Whittaker Corporation Safety Systems Division Retirement Plan (the Safety Systems Plan). The Safety Systems Plan was operated for the benefit of eligible employees of the Safety Systems Division of the Company through October 31, 1994, at which time it was merged into the Plan. The vested value of participant accounts of the Safety Systems Plan of $8,821,466 was transferred to the Plan during November 1994.

7. FUTURE ACCOUNTING REQUIREMENTS

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) requires that certain investment contracts purchased after December 15, 1993, be recorded at fair value beginning on January 1, 1995. Certain contracts purchased before that date must be recorded at fair value beginning January 1, 1996. The change from contract value to fair value is recognized as a cumulative effect of a change in accounting principle. The Company does not anticipate that the cumulative effect of the change in accounting principle will be significant in 1996, based on the contracts currently held by the Plan and their fair values as of December 31, 1995.

                    Whittaker Corporation Partnership Plan

                      Assets Held for Investment Purposes

                               December 31, 1995


                                                 SHARES/FACE                           CURRENT
         IDENTITY OF ISSUE                         AMOUNT             COST              VALUE
- ------------------------------------------------------------------------------------------------

The Charles Schwab Family of Funds*
 Schwab Retirement Money Fund                    $1,557,990        $1,557,990         $1,557,990

Whittaker Corporation* Common Stock                 318,739         3,106,818          6,932,573

Fidelity Advisor Intermediate Bond Fund             151,547         1,504,027          1,577,605

T. Rowe Price Balanced Fund, Inc.                   364,465         4,217,661          4,818,228

Twentieth Century Investors Inc., Growth
 Investors                                          266,101         5,573,118          5,159,704

Templeton Foreign Fund                              378,345         3,437,385          3,473,205

BioWhittaker, Inc.* Common Stock                     88,927           298,936            678,068

Participant Loans*                                1,680,351         1,680,351          1,680,351

Franklin Stable Value Fund                        2,484,868         2,484,868          2,484,868

Aetna Life Insurance Company, Group
 Annuity Contract, 5.22%, 50% matures
 February 17, 1997, remainder matures
 September 15, 1997                              $1,693,091         1,693,091          1,693,091

Allstate Life Insurance Company, Group
 Annuity Contract, 8.25%, matures
 July 16, 1996                                   $  532,669           532,669            532,669

Allstate Life Insurance Company, Group
 Annuity Contract, 7.35%, matures
 September 24, 1996                              $  336,032           336,032            336,032

*Indicates a party-in-interest to the Plan.

                    Whittaker Corporation Partnership Plan

                               December 31, 1995


                                                 SHARES/FACE                           CURRENT
         IDENTITY OF ISSUE                         AMOUNT             COST              VALUE
- ------------------------------------------------------------------------------------------------

Allstate Life Insurance Company, Group
 Annuity Contract, 7.39%, matures
 October 15, 1998                                $1,039,840        $1,039,840        $ 1,039,840

Aurora National Life Assurance Company,
 Group Annuity Contract, 5.61%, matures
 September 3, 1998                               $  488,896           488,896            488,896

Continental Assurance Company, Group
 Annuity Contract, 4.65%, matures
 March 15, 1996                                  $  577,329           577,329            577,329

The Life Insurance Company of Virginia,
 Group Annuity Contract, 5.83%, matures
 December 16, 1996                               $  593,842           593,842            593,842

                                                                                     -----------
Total assets held for investment purposes                                            $33,624,291
                                                                                     ===========

                     Whittaker Corporation Partnership Plan

              Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                               December 31, 1995


                                                                              PURCHASE
       IDENTITY OF PARTY INVOLVED              DESCRIPTION OF ASSET           PRICE
- -------------------------------------------------------------------------------------------

Category (i) - A single transaction in excess of 5% of Plan assets.

The Charles Schwab Family of Funds*          Schwab Retirement Money Fund       $2,000,000

The Charles Schwab Family of Funds*          Schwab Retirement Money Fund                -

The Charles Schwab Family of Funds*          Schwab Retirement Money Fund                -

Franklin Templeton                           Franklin Stable Value Fund          2,400,000


*Indicates a party-in-interest to the Plan.



                              CURRENT VALUE
                               OF ASSET ON
   SELLING        COST OF      TRANSACTION          NET GAIN
    PRICE          ASSET          DATE               (LOSS)
- --------------------------------------------------------------




$        -       $2,000,000     $2,000,000          $      -

 2,995,174        2,995,174      2,995,174                 -

 2,400,000        2,400,000      2,400,000                 -

         -        2,400,000      2,400,000                 -


                     Whittaker Corporation Partnership Plan

              Transactions or Series of Transactions in Excess of
               5% of the Current Value of Plan Assets (continued)

                               December 31, 1995



                                         NUMBER OF       VALUE OF
                                         PURCHASES      PURCHASES       NET GAIN
         DESCRIPTION OF ASSETS             (SALES)        (SALES)         (LOSS)
- -------------------------------------------------------------------------------------

Category (iii) -- Series of securities transactions in excess of 5% of Plan assets.

The Charles Schwab Family of Funds*
 Schwab Retirement Money Fund              105          $ 7,035,703     $     -
                                           (91)          (8,352,410)          -
Whittaker Corporation*
 Whittaker Corporation Common Stock         68            1,728,985           -
                                           (20)            (134,319)     71,880

T. Rowe Price Balanced Fund, Inc.          178            1,026,253           -
                                           (45)            (543,701)     49,032
Templeton Funds, Inc., Templeton
 Foreign Fund                              171              884,351           -
                                           (55)            (537,033)     11,264
Twentieth Century Investors Inc.,
 Growth Investors                          173            1,892,443           -
                                           (51)            (525,800)     20,910

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.

*Indicates a party-in-interest to the Plan.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          Whittaker Corporation Partnership Plan



Date:  June 27, 1996                 By:  /s/ Richard B. Levin
                                          --------------------
                                          Richard B. Levin
                                          Vice President,
                                          Chief Financial Officer
                                          and General Counsel

                                 EXHIBIT INDEX
                                 -------------



                                                   Sequentially
Exhibit No.    Description                         Numbered Page
- -----------    -----------                         -------------

23.1           Independent Auditor's Consent